UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Desktop Metal, Inc.

(Exact name of registrant as specified in its charter)

Delaware	011-38835	83-2044042
(State or other jurisdiction	(Commission	(IRS Employer
Of incorporation)	File Number)	Identification No.)

63 Third Avenue
Burlington, MA	01803
(Address of principal executive offices)	(Zip Code)

Meg Broderick

General Counsel

(978) 224-1244

(Name and telephone number, including area code of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This form SD of Desktop Metal, Inc. (“Desktop Metal”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2022 to December 31, 2022.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Desktop Metal is a global provider of three-dimensional (“3D”) printing machines and 3D printed and other products, materials and services. Our business consists in part of (i) manufacturing and selling 3D printing machines and (ii) during the current reporting period, printing products to specification for our customers using our installed base of 3D printing machines. Among other capabilities, our 3D printing machines are capable of direct product materialization by printing industrial metals and other materials, some of which include gold powder, tungsten powder, and bronze (tin) powder, each of which is covered as a Conflict Mineral by the Rule.

Having determined that the Rule applies to the Company’s products, the Company undertook a good-faith reasonable country of origin inquiry regarding the Conflict Minerals, which inquiry was designed to determine whether any of the Conflict Minerals included in our products originated in the Covered Countries or whether any of the Conflict Minerals may be from recycled or scrap sources. The company’s reasonable country of origin inquiry was part of its due diligence on the source and chain of custody of the Conflict Minerals.

The Company’s due diligence on the source and chain of custody of the Conflict Minerals, including its efforts to determine the countries of origin of the Conflict Minerals, in certain of our products is described in further detail in the Conflict Minerals Report that is filed as Exhibit 1.01 to this Form SD. We have provided the above referenced information on our website at ir.desktopmetal.com/corporate-governance/governance-documents.

Item 1.02Exhibit

The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflict Minerals Report is also publicly available on the Company’s website at ir.desktopmetal.com/corporate-governance/governance-documents.

Section 2 – Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description
1.01	Conflict Minerals Report of Desktop Metal, Inc.

SIGNATURES

Desktop Metal, Inc.

Dated: May 25, 2023	By:	/s/ Meg Broderick
Meg Broderick
General Counsel and Corporate Secretary